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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-16002

                           NOTIFICATION OF LATE FILING

(Check One):    [X]        [  ]        [  ]        [  ]      [  ]       [   ]
             Form 10-K   Form 20-F   Form 11-K  Form 10-Q  Form N-SAR Form N-CSR

             For Period Ended:   March 31, 2004

             Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Advanced Marketing Services, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  5880 Oberlin Drive

City, State and Zip Code:  San Diego, California  92121


                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K , Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

      Advanced Marketing Services, Inc. ("AMS" or "we" or "us" or "our") previously announced that it will restate its financial statements for the fiscal years ended March 31, 2003 and certain prior fiscal years. Because certain work, summarized below, is not yet complete, we will not be able to timely file our Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (the "2004 10-K") without unreasonable effort or expense. We will file our 2004 10-K when (1) we have completed our restatement and related internal review, (2) our independent auditor has completed its audit of restated prior periods (the fiscal years ended March 31, 2003 and 2002), (3) our independent auditor has competed its audit of the fiscal year ended March 31,
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2004, and (4) our new chief executive officer and our new chief financial officer have completed the work necessary to make the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. We cannot state with certainty when these matters will be completed.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Charles C. Tillinghast                      (858)               457-2500
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        (Name)                            (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [ X ] No

            Forms 10-Q for the quarters ended June 2003, September 2003, and December 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [ ] No

      AMS expects to report a decrease in net income for fiscal 2004 compared to fiscal 2003, resulting in decreased earnings per share as previously disclosed in its Form 8-K filed on January 14, 2004. However, we cannot determine these amounts with certainty until (1) we have completed our restatement and related internal review, (2) our independent auditor has completed its audits of prior periods, and (3) our independent auditor has completed its audit for the fiscal year ended March 31, 2004.

                        Advanced Marketing Services, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2004     By: /s/ Charles C. Tillinghast
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                           Charles C. Tillinghast
                           President & Chief Executive Officer